June 19, 2006

Via Facsimile ((202) 857-6395) and U.S. Mail

Deborah Schwager Froling, Esq.
Arent Fox PLLC
1050 Connecticut Avenue, N.W.
Washington, DC  20036

RE:	ICON Cash Flow Partners L.P. Seven
      Schedule 14D-9/A filed June 13, 2006
      File No. 005-81835

Dear Ms. Froling:

      We have the following comment on the above-referenced filing.

Schedule 14D-9

Additional Information, page 7
1. We note your response to 2. Please disclose more definitively whether an assignment of units has the same effect under the tax laws affecting the status of the partnership and its fiscal year as a transfer of a unit. Your current disclosure does not provide unitholders with sufficient certainty in making their investment decision whether to tender their units.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE